UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Golden Ocean Group Ltd. (the "Company"), dated April 27, 2015, announcing vessel transactions and adjustments to the Company's newbuilding program.

This report on Form 6-K, except for the ninth paragraph of the press release attached as Exhibit 1 (beginning with "These various initiatives are taken…"), is hereby incorporated by reference into the Company's Registration Statements on Forms F-3 (333-197210 and 333-203035).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Birgitte Ringstad Vartdal
Date: April 28, 2015	Name: Birgitte Ringstad Vartdal
Title: Principal Financial Officer

EXHIBIT 1
GOGL – Golden Ocean Group Limited announces vessel transactions and adjustments to newbuilding program
Golden Ocean Group Limited ("Golden Ocean" or the "Company") is pleased to announce that the Company has entered into several agreements concerning its fleet.
Golden Ocean has agreed with Ship Finance International Ltd ("Ship Finance") a sale leaseback transaction of eight Capesize vessels currently owned by Golden Ocean.
The vessels are named Golden Beijing, Golden Zhoushan, Golden Magnum, Battersea, Belgravia, Golden Zheijang, Golden Future and KSL China and were built in Korea and China between 2009 and 2013. The total acquisition price will be $272 million, or $34 million average per vessel. The vessels are expected to be delivered to Ship Finance within July 2015, subject to customary closing conditions.

The vessels will be chartered on time-charter basis to a subsidiary of Golden Ocean for a period of 10 years. The daily base charter rate will be $17,600 during the first seven years, and $14,900 thereafter. In addition, there will be a 33% profit share for revenues above the base rate, calculated and paid on a quarterly basis. Golden Ocean will have a purchase option after year 10 of $112 million enbloc, and if such option is not exercised, Ship Finance will have the option to extend the charters by 3 years at $14,900 per day.
Golden Ocean has also reached agreements with several of its yards to delay the construction of the newbuilding contracts with about 75 months on aggregate basis. This will postpone capital expenditure and possible cash burn on sailing vessels as the market is currently below cash break even. After this it is expected that 6 vessels will be delivered in 2015, 15 vessels in 2016 and 4 vessels in 2017.  There is still work in progress to improve delivery positions further.
Golden Ocean has also agreed to sell four of the Capesize vessels currently under construction at a Chinese yard to a third party. The Company will finalize the construction of the vessels and transfer ownership to the new owner upon delivery from yard. For three of the vessels Golden Ocean will charter the vessels back on time charter for 6 to 12 months. The sales price is in line with the original contract price.
Further, the Company has sold the vessels Channel Alliance and Channel Navigator to a third party, as part of the Company's fleet renewal. These vessels will be delivered to new owners within the end of June 2015.
When these adjustments to the fleet have been completed the Company will have an owned and long term chartered in fleet of 40 Capesize vessels, in addition to one owned in a JV, 10 ice class Panamax vessels, 1 Panamax vessel, 9 Kamsarmax vessels and 9 Supramax vessels. Of the total fleet, 17 Capesize vessels and 4 Supramax vessels are newbuildings to be delivered to the Company. Following these transactions Golden Ocean has secured financing for all newbuilding contracts except nine vessels with delivery in 2016 and 2017 and none of the existing loan facilities are due for refinancing before 2018.

These various initiatives are taken in order to strengthen the cash position and balance sheet of the company in the current weak market. Golden Ocean is not abandoning its strategy to be a much needed consolidator within the industry, but is rather positioning itself for interesting opportunities which are expected to be available over the coming months.
April 27, 2015
The Board of Directors
Golden Ocean Group Limited
 Hamilton, Bermuda
Contact Persons:
Herman Billung: CEO, Golden Ocean Management AS
+47 22 01 73 41
Birgitte Ringstad Vartdal: CFO, Golden Ocean Management AS
 +47 22 01 73 53
Forward-Looking Statements
Matters discussed in this report may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements, which include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.
Golden Ocean Group Limited and its subsidiaries, or the Company, desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe," "anticipate," "intend," "estimate," "forecast," "project," "plan," "potential," "will," "may," "should," "expect" and similar expressions identify forward-looking statements.
The forward-looking statements in this report are based upon various assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter hire rates and vessel values, changes in demand in the dry bulk market, changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company's vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents, political events or acts by terrorists, and other important factors described from time to time in the reports filed by the Company with the Securities and Exchange Commission, or the Commission.

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)